[redacted]

BB 4/19

SEC
Mail Processing
Section

MAR 2 8 2013

Washington DC
405

SECURITI

13014336

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 31539

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 02/01/12 (MM/DD/YY) AND ENDING 01/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RANCE KING SECURITIES CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3737 E. BROADWAY
(No. and Street)

LONG BEACH (City) CALIFORNIA (State) 90803-0104 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
WILLIAM RANCE KING, JR. 562/240-1000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GOODRICH, BARON, GOODYEAR, LLP
(Name – *if individual, state last, first, middle name*)

6700 E. PACIFIC COAST HWY., SUITE 255, LONG BEACH, CA 90803
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

4/19

OATH OR AFFIRMATION

I, WILLIAM RANCE KING, JR., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RANCE KING SECURITIES CORPORATION, as of JANUARY 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature
WILLIAM RANCE KING, JR.

PRESIDENT
Title

SEE ATTACHED.
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of [redacted]. Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ **(o) Independent Auditors' Report on Internal Accounting Control**

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California

County of Los Angeles

On Jan. 31, 2013 (Date) before me, Tanja M. Pierce (Here Insert Name and Title of the Officer),

personally appeared William Rance King Jr (Name(s) of Signer(s)),

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

TANJA M. PIERCE
Commission # 1983140
Notary Public - California
Los Angeles County
My Comm. Expires Jul 21, 2016

Place Notary Seal Above

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature [signature] (Signature of Notary Public)

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: ______

Document Date: ______ Number of Pages: ______

Signer(s) Other Than Named Above: ______

Capacity(ies) Claimed by Signer(s)

Signer's Name: ______
- ☐ Individual
- ☐ Corporate Officer — Title(s): ______
- ☐ Partner — ☐ Limited ☐ General
- ☐ Attorney in Fact
- ☐ Trustee
- ☐ Guardian or Conservator
- ☐ Other: ______

Signer Is Representing: ______

RIGHT THUMBPRINT OF SIGNER
Top of thumb here

Signer's Name: ______
- ☐ Individual
- ☐ Corporate Officer — Title(s): ______
- ☐ Partner — ☐ Limited ☐ General
- ☐ Attorney in Fact
- ☐ Trustee
- ☐ Guardian or Conservator
- ☐ Other: ______

Signer Is Representing: ______

RIGHT THUMBPRINT OF SIGNER
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RANCE KING SECURITIES CORPORATION

FINANCIAL STATEMENTS

YEAR ENDED JANUARY 31, 2013

(With Independent Auditors' Report Thereon)

GBG LLP

GOODRICH • BARON • GOODYEAR LLP
Certified Public Accountants

RANCE KING SECURITIES CORPORATION

FINANCIAL STATEMENTS

YEAR ENDED JANUARY 31, 2013

(With Independent Auditors' Report Thereon)

CONTENTS

GOODRICH·BARON·GOODYEAR LLP
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
Rance King Securities Corporation

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Rance King Securities Corporation (the Company) as of January 31, 2013, and the related statements of income(loss), changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rance King Securities Corporation as of January 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained on pages 11-13 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information on pages 11-13 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information on pages 11-13 is fairly stated in all material respects in relation to the financial statements as a whole.

Goodrich Baron Goodyear, LLP

Long Beach, California
March 16, 2013

RANCE KING SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION

JANUARY 31, 2013

ASSETS

Cash in bank	$ 191,008
Due from related parties	3,530
Prepaid expenses	4,650
Long-term investments	83,200
Property and equipment, net	-
Total assets	$ 282,388

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Due to others	$ 2,500
Total liabilities	2,500
Stockholder's equity:	
Common stock, no par value; 100 shares authorized; 50 shares issued and outstanding	10,000
Additional paid-in capital	28,911
Retained earnings	240,977
Total stockholder's equity	279,888
Total liabilities and stockholder's equity	$ 282,388

The accompanying notes are an integral part of these financial statements.

RANCE KING SECURITIES CORPORATION
STATEMENT OF INCOME(LOSS)

YEAR ENDED JANUARY 31, 2013

Revenues:		
Marketing and due diligence		$ 510,448
Commissions		1,191,045
Interest		268
Miscellaneous income		53,440
Total revenues		1,755,201
Expenses:		
Commissions	$ 1,382,501	
Marketing and due diligence	96,980	
Occupancy	22,315	
Professional fees	36,196	
Licenses, fees, and regulatory assessments	9,576	
Salaries	81,660	
Communications	3,073	
Utilities	3,862	
Other	129,791	
Total expenses		1,765,954
Income(loss) before income taxes		(10,753)
Income taxes		800
Net income(loss)		$ (11,553)

The accompanying notes are an integral part of these financial statements.

RANCE KING SECURITIES CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED JANUARY 31, 2013

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance, beginning of year	10,000	28,911	252,530	291,441
Net income(loss)	-	-	(11,553)	(11,553)
Balance, end of year	$ 10,000	28,911	240,977	279,888

The accompanying notes are an integral part of these financial statements.

RANCE KING SECURITIES CORPORATION
STATEMENT OF CASH FLOWS

YEAR ENDED JANUARY 31, 2013

Cash flows from operating activities:	
Net income(loss)	$ (11,553)
Adjustments to reconcile net income(loss) to net cash used for operating activities:	
(Increase) decrease in:	
Due from related parties	(3,530)
Prepaid expenses	(2,288)
Increase (decrease) in:	
Due to others	2,500
Net cash flows used for operating activities	(14,871)
Cash flows from investing activities	-
Cash flows from financing activities	-
Net decrease in cash	(14,871)
Cash, beginning of year	205,879
Cash, end of year	$ 191,008

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during the year for:	
Interest	$ -
Income taxes	$ 3,088

The accompanying notes are an integral part of these financial statements.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company is a registered-broker dealer incorporated under the laws of the State of California maintaining its principal and only active office in Long Beach, California. Operations are pursuant to the (k)(2)(i) exemptive provision of SEC Rule 15c3-3, and the Company does not hold customer funds or securities. The Company's primary business consists of the wholesaling and retailing of direct participation programs for which a related entity is the general partner. The Company requires no collateral for its receivables and, thus, is subject to the risks inherent in the economy.

Method of Accounting

The Company maintains its books and records on the accrual basis of accounting.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. There were no cash equivalents at January 31, 2013.

Property and Equipment

Property and equipment are stated at cost. The cost of property and equipment is depreciated over the estimated useful lives of the related assets. Depreciation is computed on the accelerated method for both financial reporting and income tax purposes. Expenditures for repairs and maintenance are charged to expense as incurred. The Company has elected to capitalize all property and equipment expenditures greater than $1,000.

Fair Value Measurements

FASB ASC 820, *Fair Value Measurements and Disclosures*, defines fair value, establishes a consistent framework for measuring fair value, and expands disclosure requirements for fair value measurements.

FASB ASC 820 establishes a fair value hierarchy that prioritizes inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1 - Valuations based on unadjusted quoted prices for identical assets or liabilities in active markets accessible by the Company at the measurement date.

Level 2 - Valuations based on inputs that are observable in the marketplace other than those inputs classified as Level 1.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Fair Value Measurements, continued

Level 3 - Valuations based on inputs that unobservable in the marketplace and significant to the valuation.

The following table presents the Company's assets and related valuation inputs within the fair value hierarchy utilized to measure value as of January 31, 2013 on a nonrecurring basis:

	Quoted Prices in Active Markets for Identical Assets/Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Long-term investments	$ -	$ 50,000	$ 33,200

Income Taxes

The Company files its income tax returns on the accrual basis of accounting. Deferred income taxes result from timing differences in the reporting of California franchise tax expense for financial and tax purposes.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

(2) LONG-TERM INVESTMENTS

The Company's long-term investments consist of the following:

Artwork	$ 33,200
Common Stock - privately held company	50,000
	$ 83,200

The artwork is valued at cost since the artwork has very limited market and would sell for essentially its cost. The common stock is traded privately. The only available market price was when the shares were last sold by the privately held company. The available market price equals the cost.

(3) PROPERTY AND EQUIPMENT

Property and equipment is comprised of:

Office equipment	$ 4,429
Office furniture	541
	4,970
Less accumulated depreciation	(4,970)
Net property and equipment	$ -

There was no depreciation expense for the year ended January 31, 2013.

(4) INCOME TAXES

Income taxes consist of the following:

	Federal	State	Total
Current	$ -	$ 800	$ 800
Deferred	-	-	-
	$ -	$ 800	$ 800

The Company accounts for income taxes in accordance with FASB ASC 740, *Income Taxes*, which requires the recognition of deferred income taxes using an asset and liability approach in recognizing timing differences. This approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of other assets and liabilities. The tax effect of timing differences was not material at January 31, 2013.

The Company files income tax returns in the U.S. federal jurisdiction and the state of California. The Company's income tax returns for the years ending 2010 and forward remain open for examination by federal and state taxing authorities.

(5) RELATED PARTY TRANSACTIONS

The Company has an expense-sharing agreement with Rance King Properties, Inc. (RKP) which is an affiliate of the Company. The Company agreed to lease and/or utilize certain facilities, equipment, personnel, and third party services from RKP. On January 2, 2013, the agreement was amended and shall remain in effect unless terminated according to its terms. Unless terminated, the agreement shall thereafter automatically renew for successive one-year periods. During the term, the Company is legally obligated to RKP for certain costs based on the Company's pro rata share of these costs, which include rental of facility, utilities, office expenses, accounting and tax services, and personnel, which totaled $147,703 for the year ended January 31, 2013.

The Company earned commissions totaling $1,191,045 from the sale of interests of certain limited liability companies (LLC's) for the year ended January 31, 2013. One of the managing members of the LLC's is a 100% owner of the Company and its affiliate, RKP.

RKP, a managing member of RK Opportunity Fund, entered into a service agreement with the Company wherein the Company is to perform certain marketing services on behalf of RK Opportunity Fund. The agreement was amended effective January 2, 2013, and shall automatically renew for successive one-year periods unless canceled in writing prior to end of the contract. Total payments received for the year amounted to $53,440 which is included in "Miscellaneous income" in the Statement of Income(Loss).

(6) NET CAPITAL

The Company is subject to a $5,000 minimum net capital requirement under SEC Rule 15c3-1 which requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis; however, as of January 31, 2013, the net capital ratio was 0.00 and the net capital was $188,508 which exceeded the required minimum capital by $183,508.

(7) SUBSEQUENT EVENTS

Management has evaluated subsequent events and transactions occurring after year-end through the date that the financial statements were available for issuance which was March 16, 2013. No transactions or events were found that were material enough to require recognition in the financial statements.

RANCE KING SECURITIES CORPORATION
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

JANUARY 31, 2013

Total stockholder's equity		$ 279,888
Less non-allowable assets:		
Due from related parties	$ (3,530)	
Prepaid expenses	(4,650)	
Long-term investments	(83,200)	
		(91,380)
Net capital		188,508

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 167
Minimum dollar net capital required	$ 5,000
Net capital requirement (greater of above two figures)	$ 5,000
Excess net capital	$ 183,508

COMPUTATION OF RATIO OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness	$ 2,500
Ratio of aggregate indebtedness to net capital	0.00
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	N/A

The computation of net capital as reported in the unaudited Part IIA filing agrees with the audited net capital above.

RANCE KING SECURITIES CORPORATION
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3

JANUARY 31, 2013

Not Applicable - The Company is exempt pursuant to the (k)(2)(i) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities.

RANCE KING SECURITIES CORPORATION
INFORMATION RELATING TO THE POSSESSION
OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3

JANUARY 31, 2013

Not Applicable - The Company is exempt pursuant to the (k)(2)(i) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities.

GOODRICH·BARON·GOODYEAR LLP
Certified Public Accountants

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

The Board of Directors
Rance King Securities Corporation

In planning and performing our audit of the financial statements of Rance King Securities Corporation (the Company), as of and for the year ended January 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at January 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Goodrich Baron Goodyear, LLP

Long Beach, California
March 16, 2013

RANCE KING SECURITIES CORPORATION

SUPPLEMENTAL REPORT

SECURITIES INVESTOR PROTECTION CORPORATION

GENERAL ASSESSMENT RECONCILIATION

YEAR ENDED JANUARY 31, 2013

(With Independent Accountants' Report On Applying Agreed-Upon Procedures)

GOODRICH • BARON • GOODYEAR LLP
Certified Public Accountants

RANCE KING SECURITIES CORPORATION

SUPPLEMENTAL REPORT

SECURITIES INVESTOR PROTECTION CORPORATION

GENERAL ASSESSMENT RECONCILIATION

YEAR ENDED JANUARY 31, 2013

(With Independent Accountants' Report
On Applying Agreed-Upon Procedures)

GOODRICH·BARON·GOODYEAR LLP
Certified Public Accountants

The Board of Directors
Rance King Securities Corporation
Long Beach, CA 90803

In accordance with Rule 17a-5(e)(4) of the Securities and Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended January 31, 2013, which were agreed to by Rance King Securities Corporation and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Rance King Securities Corporation's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Rance King Securities Corporation's management is responsible for the Rance King Securities Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared amounts reported on the audited Form X-17A-5 for the year ended January 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended January 31, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Goodrich Baron Goodyear LLP

Long Beach, California
March 16, 2013

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended January 31, 2013
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-031539 FINRA JAN 10/24/1984
RANCE KING SECURITIES CORPORATION
3737 E BROADWAY
LONG BEACH, CA 90803-6104

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ -0-
   B. Less payment made with SIPC-6 filed (exclude interest) (—)
   Date Paid
   C. Less prior overpayment applied (—)
   D. Assessment balance due or (overpayment) —
   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum —
   F. Total assessment balance and interest due (or overpayment carried forward) $ -0-
   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $ -0-
   H. Overpayment carried forward $(-0-)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Rance King Securities Corp
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Director of Administration
(Title)

Dated the 25th day of February, 2013.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 2/1/, 2012 and ending 1/31/, 2013

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,755,202
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	745,896
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	96,980
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Sec Reg D- Unregistered Securities (Deductions in excess of $100,000 require documentation) Exhibit C - Attachment of Private Placement Memorandum	1,191,045
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	2,033,921
2d. SIPC Net Operating Revenues	$ (278,719)
2e. General Assessment @ .0025	$ -0-
	(to page 1, line 2.A.)

EXHIBIT "C"

PURCHASER REPRESENTATIVE'S QUESTIONNAIRE

THIS IS FOR USE BY PURCHASER REPRESENTATIVE ADVISING POTENTIAL INVESTORS ON THE RISKS AND SUITABILITY OF THIS INVESTMENT. IT IS NOT FOR USE BY REGISTERED REPRESENTATIVES.

RK OPPORTUNITY FUND II, LLC
3737 E. Broadway
Long Beach, CA 90803

Gentlemen:

The information contained herein is being furnished to you in order for you to determine whether a sale of Shares (the "Shares") of RK OPPORTUNITY FUND II, LLC (the "Company") may be made to the following prospective Investor(s):

____

in light of the requirements of Section 4(2) of the Securities Act of 1933, as amended (the "Act"), and/or Regulation D, Rule 506 promulgated thereunder, and similar sections of the securities laws of various states, the undersigned understands that (a) you will rely upon the information contained herein for purposes of such determination; (b) the Shares will not be registered or qualified under the Act in reliance upon the exemption from registration afforded by Section 4(2) of the Act and/or Regulation D; (c) the Shares will not be registered and/or qualified under state securities laws unless an exemption from registration or qualification does not exist in a state where the Shares will be sold, and this Questionnaire is not an offer to sell the Shares or any other securities to the undersigned Purchaser Representative.

I note you have provided to the above-named Investor a Private Placement Memorandum dated May 15, 2011 in connection with the offering of the Shares. It should be noted by you that nothing herein shall be construed as a representation by me that I have attempted to verify the information set forth in the Private Placement Memorandum;

RATHER, TO THE CONTRARY, THE SCOPE OF MY ENGAGEMENT BY, AND MY DISCUSSION WITH, THE ABOVE-NAMED INVESTOR HAVE BEEN LIMITED TO A DETERMINATION OF THE SUITABILITY OF AN INVESTMENT IN THE SHARES BY THE ABOVE-NAMED INVESTOR IN LIGHT OF SUCH INVESTOR'S PRESENT INVESTMENT CIRCUMSTANCES AS SUCH CIRCUMSTANCES HAVE BEEN PRESENTED TO ME. FOR THIS PURPOSE I HAVE ASSUMED BUT DO NOT IN ANY WAY REPRESENT OR WARRANT, EITHER TO YOU OR TO THE ABOVE-NAMED INVESTOR THAT THE INFORMATION SET FORTH IN THE PRIVATE PLACEMENT MEMORANDUM IS ACCURATE AND COMPLETE IN ALL MATERIAL RESPECTS. EACH AND EVERY STATEMENT MADE BY ME IN THE FOLLOWING PARAGRAPHS IS QUALIFIED BY REFERENCE TO THE FOREGOING.

With the above in mind, I herewith furnish you with the following information:

I. I have discussed the Private Placement Memorandum with the above-named Investor with a view to determining whether an investment in the Shares by such Investor's financial circumstances, as such circumstances have been disclosed to me by such Investor.

II. The undersigned is not an Affiliate or a director, officer, or other employee of the Managing Members except as follows. (State "No Exceptions" or set forth exceptions and give details.)